Drinker Biddle & Reath LLP

191 North Wacker Drive

Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

August 1, 2019

VIA EDGAR TRANSMISSION

Mr. Jeffrey Long

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Community Capital Trust

(Registration Nos. 333-71703; 811-09221)

Dear Mr. Long:

The following responds to the Staff’s comments that you provided by telephone on July 1, 2019 regarding the review of the N-CSR filed by Community Capital Trust (the “Registrant”) for its fiscal year ended May 31, 2018.

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response.

1.	Comment: Going forward, please consider ordering the risks disclosed in the CCM Alternative Income Fund’s (the “CCM Fund”) prospectus in order of importance to the Fund rather than in alphabetical order. See Dalia Blass, Director, Division of Investment Management. U.S. Securities and Exchange Commission, Speech, Keynote Address – ICI Securities Law Developments Conference, Washington, D.C. (October 25, 2018).

Response: The Registrant respectfully declines to make the requested change at this time but will take this comment under consideration. The Registrant notes that all of the risks disclosed in the “Principal Risks” sections of the prospectuses for the CCM Fund and The Community Reinvestment Act Qualified Investment Fund (the “CRA Fund” and together with the CCM Fund, the “Funds”) are considered principal to the respective Fund.

Mr. Jeffrey Long

August 1, 2019

2.	Comment: The CCM Fund’s prior prospectuses note that the Fund’s adviser has contractually agreed to waive fees and reimburse expenses so that Total Annual Fund Operating Expenses After Waivers and Reimbursements (other than acquired fund fees and expenses and dividend expenses and prime broker fees on securities sold short) will not exceed 1.40% of the Fund’s average daily net assets. The Staff notes that this does not align with the CCM Fund’s current fee cap of 1.85%. Please confirm whether this is correct.

Response: The Registrant directs the Staff to a supplement to the CCM Fund’s prospectus filed and dated February 28, 2019 (Accession No. 0001398344-19-003655), which states that the Fund’s investment adviser, Community Capital Management, Inc. (the “Adviser”), has contractually agreed to lower the contractual expense limitation after which expense reimbursement takes effect for the Fund so that the Fund’s total annual net fund operating expenses, expressed as a percentage of the Fund’s average daily net assets, do not exceed 1.85%. The Fund’s previous contractual expense limitation was 1.40% but excluded acquired fund fees and expenses, dividend expenses and prime broker fees on securities sold short. The new contractual expense reimbursement arrangement took effect on March 1, 2019 and will continue until February 29, 2020.

3.	Comment: The Staff noted that the CCM Fund had exposure to derivatives throughout the fiscal year ended May 31, 2018, but the Management Discussion of Fund Performance (“MDFP”) did not discuss the performance of derivatives. If the Fund has exposure to derivatives going forward, please include a related discussion in the MDFP.

Response: The Registrant has confirmed that it will provide disclosure in the MDFP regarding the impact of the use of derivatives, as appropriate, going forward.

4.	Comment: The CCM Fund had a Return of Capital Distribution for the fiscal year ended May 31, 2018 (the “Distribution”). Please confirm that such distribution was in compliance with Rule 19a-1 of the Investment Company Act of 1940, as amended (Rule 19a-1).

Response: The Registrant has confirmed that a Rule 19a-1 notice was not published regarding the Distribution. The Distribution was reported to shareholders on IRS Form 1099-DIV and was disclosed in the CCM Fund’s shareholder report for the fiscal year ended May 31, 2018. A Rule 19a-1 notice relating to the Distribution has been published on July 29, 2019. The Registrant has confirmed that Rule 19a-1 notices have been issued in prior years relating to a return of capital distribution and that a Rule 19a-1 notice for the return of capital distribution for the fiscal year ended May 31, 2019 has been published in accordance with the Rule 19a-1. The Registrant has confirmed that it will continue to comply with Rule 19a-1 going forward.

5.	Comment: The CRA Fund is classified as a non-diversified fund but based on its financial statements appears to be operating as a diversified fund. To the extent that the Fund operates as a diversified fund for more than three years, please confirm that the Fund will receive shareholder approval prior to converting back to a non-diversified fund.

Response: The Registrant has confirmed that, to the extent that the CRA Fund operates as a diversified fund for more than three years, it will receive shareholder approval prior to converting back to a non-diversified fund.

Mr. Jeffrey Long

August 1, 2019

6.	Comment: The Registrant’s last fidelity bond filing on Form 40-17G was in September 2016. Please confirm that the Funds have a current fidelity bond and that they are filed on EDGAR.

Response: The Registrant has confirmed that the Funds have a current fidelity bond in compliance with the requirements of the Investment Company Act of 1940. The Registrant has also confirmed that it has filed the fidelity bonds for the fiscal periods ended September 1, 2018 and September 1, 2019 and will make all necessary filings on Form 40-17G going forward.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Very truly yours,

/s/ David L Williams
David L. Williams